**ATCO**
GROUP

*Corporate Office*

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com



May 4, 2009

[redacted]



Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549



**ATCO Ltd.**
**File No.: 82-34745**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 4, 2009 for symbol ACO.X
- Corporation's Form 1, filed May 4, 2009 for symbol ACO.Y
- Corporation's Form 1, filed May 4, 2009 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

5/18

**Form 1 Submission - Change in Issued and Outstanding Securities**

**FILE NO. 82-34745**

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.X |
| Reporting Period: | 04/01/2009 - 04/30/2009 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 50,973,656 | As at : | 04/01/2009 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 50,973,656 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 05/04/2009 |
| Last Updated: | 05/04/2009 |

**Form 1 Submission - Change in Issued and Outstanding Securities**

**FILE NO. 82-34745**

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.Y |
| Reporting Period: | 04/01/2009 - 04/30/2009 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,861,658 | As at : | 04/01/2009 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,861,658 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 05/04/2009 |
| Last Updated: | 05/04/2009 |

**Form 1 Submission - Change in Issued and Outstanding Securities**

**FILE NO. 82-34745**

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.PR.A |
| Reporting Period: | 04/01/2009 - 04/30/2009 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 04/01/2009 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Frances van der Basch |
| Phone: | 4032927564 |
| Email: | frances.vanderbasch@atco.com |
| Submission Date: | 05/04/2009 |
| Last Updated: | 05/04/2009 |